April 14, 2025

William Westbrook
Chief Executive Officer
Ex-Im America Ltd.
4040 Broadway
San Antonio, TX 78209

       Re: Ex-Im America Ltd.
           Amendment No. 2 to Offering Statement on Form 1-A
           Filed April 1, 2025
           File No. 024-12542
Dear William Westbrook:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2025 letter.

Amendment No. 2 to Offering Statement on Form 1-A
Dilution, page 9

1. We note your expanded disclosure in response to prior comment 2, however the book value used in your pre-offering book value per share calculation appears inconsistent with your net book value as of December 31, 2024. Please revise for consistency or provide additional disclosure for context.
Business, page 13

2. We note that the development agreement filed in response to prior comment 3 is between iTappBox SRL and CYBERFUND LLC. Please revise to clarify the nature of the relationship, if any, between EX-IM AMERICA LTD and CYBERFUND LLC and advise whether EX-IM AMERICA LTD is a party to the agreement.
 April 14, 2025
Page 2

Index to Financial Statements, page 18

3.     Please address the following as it relates to your financial statements:
           Label your financial statements as unaudited;
           Ensure consistency in your December 31, 2024 retained earnings balance as reported on your balance sheet and your statement of stockholders' equity;
           Remove net income from your balance sheet; and Revise the financing line items on your statement of cash flows to show separate
           line items for the total proceeds for issuance of common stock and a net cash provided by financing activities.

Signatures, page 26

4. We note the revisions made in response to prior comment 10. Please revise to disclose, if true, that William Westbrook is also signing the offering statement in his capacity as Chief Executive Officer. Additionally, while we note that Luis Vega signed the offering statement on behalf of the issuer, he also must sign the offering statement in his individual capacity as Chief Financial Officer. Please revise.
Exhibits

5. We note the legality opinion filed in response to prior comment 12. This legality opinion references a registration statement on Form S-1A. Please provide a revised legality opinion that clarifies it is referencing this offering statement on Form 1-A.
General

6. We note the revisions made in response to prior comment 14 and re-issue this comment. In this regard, there continue to be inconsistences between disclosures in your offering circular and disclosures provided in response to Part I of the offering statement. More specifically, we note the following:

             Item 1 of Part I of Form 1-A calls for disclosure of certain financial statement information relating to the most recent period contained in this offering statement.
           Therefore, please revise to ensure the information provided in response to this section is consistent with the financial statement information for the period ended
           December 31, 2024;
             You disclose on page 2 of your offering circular that the offering may continue for up to three years and that it will be a best efforts offering. Thus, it appears this offering is a continuous offering pursuant to Rule 251(d)(3), will last more than one year and will be conducted on a best efforts basis. Please revise Item 4 of Part
           I of Form 1-A to select the appropriate checkboxes;
             You disclose on page 9 of your offering circular that you had 2,751,600 shares of common stock outstanding as of December 31, 2024. Please ensure your response to the Item 4 of Part I of Form 1-A prompt that calls for the disclosure of the number of securities of securities outstanding of the class being offered is accurate; and
 April 14, 2025
Page 3

             On page 16 of your offering circular, you disclose that certain individuals received shares of your common stock on November 3, 2024. As it appears these were likely unregistered securities issued or sold within one year, you should provide appropriate disclosure in response to Item 6 of Part I of Form 1-A.

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Richard W. Jones